EXHIBIT 99.1

POET Technologies Completes Optical Interposer Development Project

Provides Update on its DenseLight Transaction

SAN JOSE, Calif., Feb. 03, 2020 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (OTCQX: POETF; TSX Venture: PTK), the designer and developer of the POET Optical Interposer and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today announced updates related to multiple recent developments across the Company.

In January, POET completed its proof of concept project with its existing North American-based networking customer.  As previously announced, POET received orders in 2018 from this customer to provide initial device prototypes of its Optical Interposer platform to systematically address specific integration requirements under a paid development program. At its Annual General Meeting in September, the Company disclosed that it had successfully completed all but one of an eight-step project and that it expected to complete the final milestone by the end of 2019. POET recently completed this final deliverable and is now engaged in follow-on discussions aimed at products to be designed, qualified and incorporated into the customer’s product portfolio.

“The low loss coupling of light from a laser into our waveguides (which are additionally configurable as Coarse Wavelength Division Multiplexing (CWDM) multiplexers or de-multiplexers) through passive wafer scale placement techniques and then into fiber demonstrates the complete functionality of the Optical Interposer platform technology.  Moreover, we believe our wafer scale integrated athermal CWDM filters represent an industry first,” commented Dr. Suresh Venkatesan, Chairman & CEO. “With optical losses at a fraction of that of other materials, our waveguides and filters enable the fabrication, assembly and testing of integrated optical engines at wafer-scale, providing maximum flexibility across a broad range of applications, from  datacom to co-packaged optics.”

Additionally, the Company provided an update regarding the remaining payments related to the sale of its Singapore-based subsidiary, DenseLight. POET negotiated a delay in the payment schedule from the Buyer, due in part to an unrelated third-party expressing interest in acquiring DenseLight in late December. The payment of Tranche 1, which occurred in November, transferred a 30% interest in DenseLight to the Buyer, with the remaining 70% going into escrow.  Over the past several weeks, POET negotiated with the Buyer to split Tranche 2 into two parts, with 2a due at the end of January and 2b due at the end of February. The Tranche 2a payment of US$4.75 million will initiate the transfer of an additional 19% of DenseLight shares from escrow to the Buyer (bringing the total to 49%), while the 2b payment of US$8.25 million will transfer an additional 32% (for a total of 81%).  The final Tranche 3 payment of US$5 million for the remaining 19% is due at the end of May. The unrelated third party continues to be in confidential discussions with all parties to participate in the current transaction.

Responding to the coronavirus outbreak, the PRC government has extended the Lunar New Year holiday to February 2 (February 9 in Shanghai) resulting in the closure of all government offices. Once reopened and final approval is received for the Overseas Direct Investment (ODI) applications previously underway, POET expects immediate disbursement of the 2a payment. Receipt of the 2b payment is anticipated to be delayed beyond February due to the extended holiday’s disruption of the ODI application process.

Furthermore, the Company announced the appointments of James Lee as Vice President & General Manager of POET Technologies, Pte. Ltd., the Company’s recently opened Singapore-based subsidiary, and Edward Cornejo, Vice President of Technical Marketing. Lee came to POET from IMEC in Belgium, where he was Vice President of Logic Technology.  Previously, he held increasingly responsible positions over a 19-year career with GLOBALFOUNDRIES.  Cornejo has over 30 years of experience in the optical components industry in senior marketing and engineering roles at Lucent, OpNext (now Lumentum), and MACOM.

POET Technologies will be hosting analysts and strategic partners in conjunction with the Optical Fiber Communications (OFC) Conference & Exhibition on March 8 – 12 in San Diego, California.

About POET Technologies Inc.
POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to hybrid integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques, enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Ottawa, Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to receiving payments in connection with its sale of DenseLight, the success of the Company’s product development efforts, the expected results of its operations, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, receiving full payment for its sale of its DenseLight subsidiary, future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075